EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

October 4, 2011

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on October 4, 2011.

Item 4.	Summary of Material Change

The Issuer announced today that it has now become a United States reporting issuer by filing a 20-F registration statement with the Securities and Exchange Commission (SEC). The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934.

A Form 20-F is a registration statement allowing foreign companies to register a class of shares with the SEC.  On September 26, 2011 our 20-F became effective. The Company will now be required to file disclosure reports with the SEC to provide information to public investors in the United States in addition to continuing the filing of reports in Canada.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

October 4, 2011

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Official Capacity)
Richard Silas
(Please print here name of individual whose signature appears above.)

October 4, 2011

GOLD STANDARD BECOMES A REPORTING ISSUER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Vancouver, B.C., - October 4, 2011 - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF; www.goldstandardv.com) is pleased to announce it has now become a United States reporting issuer by filing a 20-F registration statement with the Securities and Exchange Commission (SEC). The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934.

A Form 20-F is a registration statement allowing foreign companies to register a class of shares with the SEC.  On September 26, 2011 our 20-F became effective. The Company will now be required to file disclosure reports with the SEC to provide information to public investors in the United States in addition to continuing the filing of reports in Canada.

"This is a significant step for the Company toward broadening our U.S. investor base and increasing our liquidity in addition to our Canadian listing," said Jonathan Awde, President & CEO of Gold Standard Ventures Corp.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada of which 15,349 acres comprise the flagship Railroad Gold Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

 On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Some of the risks are described in our Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in our Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports, on our website at www.goldstandv.com  at Investors Information.

Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.